Exhibit 12.1

Adverum Biotechnologies, Inc.

Deficiency of earnings

June 30, 2018

	Six Months
	Ended June 30,	Year Ended December 31,
	2018	2017	2016	2015	2014
	(In thousands)
Fixed charges:
Interest expense on indebtedness	$13	$27	$25	$14	$0
Interest expense on portion of rent expense representative of interest	64	126	122	92	18
Total fixed charges	$77	$152	$147	$106	$18
Preferred stock deemed dividend	$0	$0	$0	$0	$3,230
Total fixed charges and preferred dividend	$77	$152	$147	$106	$3,248

Net loss	(36,010)	(56,147)	(114,522)	(47,453)	(25,404)
Fixed charges per above	77	152	147	106	18
Total earnings (loss)	(35,933)	(55,995)	(114,375)	(47,347)	(25,386)

Ratio of earnings to fixed charges	N/A	N/A	N/A	N/A	N/A

Deficiency of earnings available to cover fixed charges	(36,010)	(56,147)	(114,522)	(47,453)	(28,634)